SCIVANTA MEDICAL CORPORATION
File No.  0-27119

MEMORANDUM SUMMARIZING THE COMMISSION’S
COMMENTS ON SCIVANTA MEDICAL CORPORATION’S
FORM 10-KSB FOR THE FISCAL YEAR ENDED OCTOBER 31, 2008,
FILED WITH THE COMMISSION ON JANUARY 29, 2009,
AND RESPONSES THERETO

Form 10-KSB for the year ended October 31, 2008

Item 8A.  Controls and Procedures, page 22

1.
Comment – It does not appear that your management has performed its assessment of internal control over financial reporting as of October 31, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.  Refer to Item 308(T) of Regulation S-K.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please evaluate whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion of the effectiveness of disclosure controls and procedures at October 31, 2008.  In particular, consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Response – Management of Scivanta Medical Corporation (the “Company”) completed its evaluation of the effectiveness of the Company’s internal control over financial reporting as of October 31, 2008, prior to the submission of the Company’s Annual Report on Form 10-KSB for the fiscal year ended October 31, 2008.  However, management’s annual report on internal control over financial reporting, required pursuant to Item 308(T) of Regulation S-K and Regulation S-B, was inadvertently left out of the Company’s Form 10-KSB for the fiscal year ended October 31, 2008.  Management’s failure to include its report on internal control over financial reporting in the Form 10-KSB did not have any impact on its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of October 31, 2008.

Since October 31, 2006, the Company has performed, and continues to perform, an evaluation of its internal control over financial reporting on at least a quarterly basis.  The financial and other related information required to be evaluated and/or disclosed in the Company’s quarterly and annual reports are assembled in a timely manner and provided to the Company’s President and Chief Executive Officer and the Company’s Chief Financial Officer and Secretary. We have a relatively simple accounting process based upon the nature of our transactions.  Our most critical cycle involves the issuance of equity investments.  We have also discussed the quality of our effectiveness over internal control over financial reporting with our audit committee and our external auditors on a quarterly basis.  We believe that all financial disclosures and other information included in the Company’s Form 10-KSB for the fiscal year ended October 31, 2008 are accurate and that the Company’s Form 10-KSB contains no material misstatements.

Management’s annual report on internal control over financial reporting for the fiscal year ended October 31, 2008 is included in Amendment No. 1 to the Company’s Form 10-KSB for the fiscal year ended October 31, 2008.  We do not believe that the failure to include this report in any way affected the integrity of the financial statements or other disclosures in the Form 10-KSB.  Inasmuch as the Company’s is a smaller reporting company and had not in the past been required to provide management’s annual report on internal control over financial reporting, such report was inadvertently left out of the Form 10-KSB filed with the Commission on January 29, 2009.  We do not believe that this inadvertent omission impacts management’s conclusion that the Company’s disclosure controls and procedures are effective inasmuch as: (1) all of the other information included in the Form 10-KSB was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms; (2) the Form 10-KSB was reviewed by senior management, the Audit Committee and the Company’s outside counsel, and (3) the omitted report on internal controls over financial reporting does not contain any information that the Company had not already disclosed in the Form 10-KSB, including the certifications of the chief executive officer and the chief financial officer included as Exhibits 31.1 and 31.2, respectively, to the Form 10-KSB.  We are aware that the Company will be required to have an audit of its effectiveness of internal control over financial reporting for its fiscal year ended October 31, 2010 and will include such audit report in its 2010 Form 10-K.

Financial Statements, page F-1

General

2.
Comment – We note from your disclosures on page 19 that you discontinued all product sales during the fiscal year ended October 31, 2004 and that you acquired the rights to the Hickey Cardiac Monitoring System (HCMS) in November 2006.  You state that you are in the process of developing the HCMS and have not generated any revenues related to the HCMS to date.  Please tell us how you have considered the provisions of paragraphs 8-9 of SFAS 7.  Explain why you concluded that you are not a development stage enterprise.

Response – The Company is an established business that was incorporated in 1982.  From 1982 through 2004, the Company developed and/or sold various medical products.  This included the distribution of over the counter medical devices and supplies such as condoms and alcohol preparation pads, generic and name brand pharmaceuticals such as Syntest, a hormone replacement therapy drug, and the development of a passive anti-stick safety syringe.

In early 2003, a new management team was recruited into the Company.  At that point, an evaluation of all existing product lines commenced.  Beginning in 2003 through 2004, all existing product lines discussed above were discontinued either due to vendor disputes or low profitability.  While the internal evaluation of the existing product lines was on-going, the Company began searching for new product lines within the medical products industry to acquire and or develop and to eventually sell.  In late 2006, the Company acquired the rights to develop and distribute the Hickey Cardiac Monitoring System.  This product is currently in clinical trials and the Company expects to file a 510(k) premarket notification with the United States Food and Drug Administration by the end of 2009.  In addition, the Company continues to review the acquisition of additional product lines within the medical products sector.

Paragraph 8 of SFAS 7 states that a company may be a development stage enterprise if the company is devoting all of its efforts to establishing a new business and either (1) planned operations have not commenced or (2) planned operations have commenced, but there has been no significant revenue therefrom.  Scivanta does not believe that it falls within the reporting requirements of a development stage enterprise since it is not establishing a new business,  its existing business is established and has generated significant revenue in the past.  The Company’s decision to exit the above noted product lines and acquire a new product constituted a product line discontinuance with a corresponding transition to a new product line within its the existing business of developing and distributing medical products.

Note 5 – Income Taxes, page F-16

3.	Comment – Please revise future filings to provide a reconciliation from your statutory tax rate to your effective tax rate, as required by paragraph 47 of SFAS 109.

Response – Future filings will include a reconciliation of the Company’s statutory tax rate to its effective tax rate.

Note 7 – Stockholders’ Equity, page F-19

Warrants to Purchase Common Stock, page F-23

4.
Comment – We note that all of your warrants issued during the year ended October 31, 2008, were valued as of October 31, 2008.  Please tell us why October 31, 2008 is the appropriate measurement date for these transactions.  Revise future filings as necessary.

Response – During the fiscal year ended October 31, 2008, the Company issued warrants to purchase 555,000 shares of the Company’s common stock, all to third party consultants.  The warrants issued by quarter are as follows:

Quarter Ended	Shares Underlying Warrants

January 31, 2008	160,000
April 30, 2008	275,000
July 31, 2008	—
October 31, 2008	120,000
Total	555,000

The warrants to purchase 120,000 shares issued during the fourth quarter (October 23, 2008) vested immediately and were expensed as of that date.  The remaining warrants to purchase 435,000 shares which were issued in the first and second quarters contained performance based/service period vesting provisions and as such are subject to variable accounting treatment.  Of these warrants, 169,498 shares had not vested as of October 31, 2008 and as a result were re-valued as of that date with a corresponding adjustment to the statement of operations during the fourth quarter.  This accounting treatment has been consistent on a quarter by quarter basis for all similar type equity instruments that contain performance based/service period vesting provisions.

The Company accounts for warrants issued to non-employees under SFAS 123R “Share-Based Payment” and Emerging Issues Task Force Consensus No. 96-18, “Accounting for Equity Investments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.”  Accordingly, the value of the vested portion of the warrants is measured at its then-current fair value as of each financial reporting date.  For warrants that vest immediately upon issuance, as is the case with the warrants issued by the Company to consultants on October 23, 2008, the value of the warrants is determined at the date of issuance and the corresponding compensation expense is fully recognized.  On a going forward basis, management will revise this disclosure to provide more clarity.